UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Section 13(a) -16 or 15(d) - 16 of the Securities Exchange Act of 1934

For the quarterly period ended December 31, 2017

000-23697

(Commission file number)

EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

________________________________________

550 County Avenue

Secaucus, New Jersey 07094

Tel: (201) 558-9001

(Address of principal executive office)

_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Incorporation by Reference

This Report on Form 6-K (other than Part II, Item 1.B hereof) shall be incorporated by reference into the Registrant's Form F-3 Registration Statement (File No. 333-219708), as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished by the Registrant under the Securities Act of 1933 or the Securities Act of 1934, in each case as amended.

EROS INTERNATIONAL PLC

Form 6-K

Part I- FINANCIAL INFORMATION

Item 1 – FINANCIAL STATEMENTS

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

	Note	December 31, 2017	March 31, 2017
ASSETS
Non-current assets
Property and equipment		$9,845	$10,354
Goodwill		4,992	4,992
Intangible assets — trade name		14,000	14,000
Intangible assets — content	5	908,330	904,628
Intangible assets — others	6	5,257	4,360
Available-for-sale financial assets	4	29,693	29,613
Trade and other receivables	7	23,639	11,443
Income tax receivable		1,086	1,051
Restricted deposits		1,272	335
Deferred income tax assets		563	112
Total non-current assets		$998,677	$980,888

Current assets
Inventories		$126	$214
Trade and other receivables	7	246,150	242,762
Current income tax receivable		13	253
Cash and cash equivalents		134,559	112,267
Restricted deposits		6,115	6,981
Total current assets		386,963	362,477
Total assets		$1,385,640	$1,343,365

LIABILITIES
Current liabilities
Trade and other payables		$72,831	$120,082
Acceptances	9	6,891	8,935
Short-term borrowings	8	139,912	180,029
Current income tax payable		6,626	7,055
Total current liabilities		$226,260	$316,101

Non-current liabilities
Long-term borrowings	8	$144,939	$89,841
Other long-term liabilities		5,320	5,349
Derivative financial instruments	4	—	12,553
Deferred income tax liabilities		40,272	35,973
Total non-current liabilities		$190,531	$143,716
Total liabilities		$416,791	$459,817

EQUITY
Share capital	10	$32,653	$31,877
Share premium		422,798	399,686
Reserves		441,377	436,997
Other components of equity		(46,781)	(48,118)
JSOP reserve		(15,985)	(15,985)
Equity attributable to equity holders of Eros International Plc		$834,062	$804,457
Non-controlling interest		134,787	79,091
Total equity		$968,849	$883,548
Total liabilities and shareholder’s equity		$1,385,640	$1,343,365

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Note	2017	2016	2017	2016

Revenue	19	$65,187	$57,348	$189,327	$200,319
Cost of sales		(30,528)	(35,029)	(100,638)	(131,974)
Gross profit		34,659	22,319	88,689	68,345
Administrative cost		(19,567)	(14,119)	(50,468)	(47,470)
Operating profit		15,092	8,200	38,221	20,875
Financing costs		(2,731)	(4,005)	(14,264)	(12,806)
Finance income		488	590	1,468	1,824
Net finance costs		(2,243)	(3,415)	(12,796)	(10,982)
Other (losses)/gains	13	(8,505)	10,264	(13,250)	13,829
Profit before tax		4,344	15,049	12,175	23,722
Income tax		(1,143)	(3,565)	(4,960)	(10,194)
Profit for the period		$3,201	$11,484	$7,215	$13,528

Attributable to:
Equity holders of Eros International Plc		$333	$8,184	$(2,398)	$6,484
Non-controlling interest		2,868	3,300	9,613	7,044

Earnings/(loss) per share(cents)
Basic earnings/(loss) per share	12	0.5	13.5	(3.9)	11.0
Diluted earnings/(loss) per share	12	(8.5)	12.7	(13.6)	9.7

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except share and per share data)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2017	2016	2017	2016

Profit for the period	$3,201	$11,484	$7,215	$13,528

Other comprehensive income:
Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	3,799	(4,075)	2,008	(2,853)
Reclassification of the cash flow hedge to the statement operations, net of tax	188	201	375	603

Total other comprehensive income/(loss) for the period	$3,987	$(3,874)	$2,383	$(2,250)
Total comprehensive income for the period, net of tax	$7,188	$7,610	$9,598	$11,278

Attributable to:
Equity holders of Eros International Plc	$2,546	$5,054	$(1,061)	$4,755
Non-controlling interest	4,642	2,556	10,659	6,523

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data)

		Nine Months Ended December 31,
	Note	2017	2016
Cash flows from operating activities:
Profit before tax		$12,175	$23,722
Adjustments for:
Depreciation		838	590
Share based payment	11	13,502	18,645
Amortization of intangible film and content rights		87,322	105,730
Amortization of other intangibles assets		1,112	1,029
Other non-cash items	14	14,511	(12,898)
Net finance costs		12,796	10,982
Gain on sale of available for sale financial asset		—	(58)
Loss on sale of property and equipment		18	—
Movement in trade and other receivables		(105,883)	(38,443)
Movement in inventories		210	41
Movement in trade and other payables		32,300	4,195
Cash generated from operations		68,901	113,535
Interest paid(*)		(17,160)	(13,744)
Income taxes paid		(2,154)	(6,464)
Net cash generated from operating activities		$49,587	$93,327

Cash flows from investing activities:
Proceeds from sale of available-for-sale financial assets		—	288

Purchases of property and equipment		(191)	(629)
Proceeds from sale of property and equipment		46	—
Proceeds from/(investment in) restricted deposits held with banks		190	(4,937)
Purchase of intangible film and content rights(*)		(89,107)	(168,585)
Purchase of other intangible assets		(93)	—
Interest received		2,222	2,309
Net cash (used in) investing activities		$(86,933)	$(171,554)

Cash flows from financing activities:

Proceeds from issue of share capital		16,600	30,452
Proceeds from issue of shares by subsidiary		502	19
Proceeds from sale of share of subsidiaries		40,221	—
Proceeds from short-term debt		31,892	66,524
Proceed from issue out of treasury shares		—	938
Repayment of short-term debt with maturity less than three months (net)		(1,036)	(1,685)
Repayment of short-term debt		(22,953)	(74,809)
Proceeds from long-term debt		110,829	16,598
Repayment of long-term debt		(111,933)	(11,225)

Net cash generated from financing activities		$64,122	$26,812

Net increase/(decrease) in cash and cash equivalents		26,776	(51,415)
Effect of exchange rate changes on cash and cash equivalents		(4,484)	4,462
Cash and cash equivalents, beginning of period		112,267	182,774
Cash and cash equivalents at the end of period		$134,559	$135,821

(*)The cash outflow towards intangible film and content right includes, interest paid and capitalized during the period ended December 31, 2017 and December 31, 2016 of $8,684 and $2,162, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale fair value reserves	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as at April 1, 2017	$31,877	$399,686	$(55,810)	$6,238	$1,829	$(375)	$(22,752)	$70,275	$389,474	$(15,985)	$804,457	$79,091	$883,548

(Loss)/Profit for the period	—	—	—	—	—	—	—	—	(2,398)	—	(2,398)	9,613	7,215

Other comprehensive income/(loss) for the period	—	—	962	—	—	375	—	—	—	—	1,337	1,046	2,383

Total comprehensive income/(loss) for the period	—	—	962	—	—	375	—	—	(2,398)	—	(1,061)	10,659	9,598

Shares issued on exercise of employee stock options and awards	221	7,238	—	—	—	—	—	—	(7,288)	—	171	—	171

Issue of shares	555	15,874	—	—	—	—	—	—	—	—	16,429	—	16,429

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	—	1,030	—	1,030	39,693	40,723

Share based compensation	—	—	—	—	—	—	—	—	13,036	—	13,036	466	13,502

Loss of control in a subsidiary	—	—	—	—	—	—	—	—	—	—	—	4,878	4,478

Balance as at December 31, 2017	$32,653	422,798	(54,848)	6,238	1,829	—	(22,752)	70,275	393,854	(15,985)	834,062	134,787	968,849

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

			Other components of equity				Reserve
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC.	Non- controlling interest	Total equity

Balance as of April 1, 2016	$30,793	$356,865	$(60,609)	$6,622	$1,856	$(1,179)	$(22,752)	$69,586	$376,317	$(17,167)	$740,332	$68,762	$809,094
Profit/(loss) for the period	—	—	—	—	—	—	—	—	6,484	—	6,484	7,044	13,528
Other comprehensive income for the period	—	—	(2,361)	—	29	603	—	—	—	—	(1,729)	(521)	(2,250
Total comprehensive income/(loss) for the period	—	—	(2,361)	—	29	603	—	—	6,484	—	4,755	6,523	11,278
Issue of shares	808	29,644	—	—	—	—	—	—	—	—	30,452	—	30,452
Shares issued on exercise of employee stock options, awards and RSU	265	12,541	—	—	—	—	—	—	(12,806)	—	—	—	—
Share based compensation	—	—	—	—	—	—	—	—	18,175	—	18,175	470	18,645
Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	387	—	—	387	160	547
Issue out of JSOP reserve	—	(164)	—	—	—	—	—	—	—	1,182	1,018	—	1,018
Balance as of December 31, 2016	$31,866	398,886	(62,970)	6,622	1,885	(576)	(22,752)	69,973	388,170	(15,985)	795,119	75,915	871,034

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

1.	DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION

Description of business

Eros International Plc (“Eros” and the “Company”) and its subsidiaries’ (together “the Company” or “the Group”) principal activities include the acquisition, co-production and distribution of Indian films and related content. Eros International Plc is the Group’s ultimate parent company. It is incorporated and domiciled in the Isle of Man. The address of Eros International Plc’s registered office is Victoria Road, Douglas, Isle of Man IM2 4DF.

These unaudited condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by IASB and should be read in conjunction with the audited consolidated financial statements and related notes included within our annual report, filed with the U.S. Securities and Exchange Commission on July 31, 2017 for the fiscal year ended March 31, 2017 (the “Annual Report”). The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2017. The unaudited condensed consolidated interim financial statements for the nine months ended December 31, 2017 were approved by the Board of Directors of Eros and authorized for issue on July 28, 2018.

Accounting and reporting pronouncements not yet adopted

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for our accounting periods beginning on or after April 1, 2017 or later periods. Those which are considered to be relevant to Group’s operations are set out below.

IFRS 15 Revenue from Contracts with Customers

i)	In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). This standard provides a single, principle-based five-step model to be applied to all contracts with customers. Guidance is provided on topics such as the point at which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various other related matters. IFRS 15 also introduced new disclosure requirements with respect to revenue.

The five steps in the model under IFRS 15 are : (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contracts; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 replaces the following standards and interpretations:

•	IAS 11 Construction Contracts
•	IAS 18 Revenue
•	IFRIC 13 Customer Loyalty Programmes
•	IFRIC 15 Agreements for the Construction of Real Estate
•	IFRIC 18 Transfers of Assets from Customers
•	SIC-31 Revenue - Barter Transactions Involving Advertising Services

When first applying IFRS 15, it should be applied in full for the current period, including retrospective application to all contracts that were not yet complete at the beginning of that period. In respect of prior periods, the transition guidance allows an option to either:

•	apply IFRS 15 in full to prior periods (with certain limited practical expedients being available); or

•	retain prior period figures as reported under the previous standards, recognizing the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of equity as at the date of initial application (beginning of current reporting period).

IFRS 15 is effective for fiscal years beginning on or after January 1, 2018. Earlier application is permitted. The Group expects to apply this standard retrospectively with the cumulative effect of initially applying this standard recognized at April 1, 2018 (i.e. the date of initial application in accordance with this standard). The Group does not expect the impact of adoption of the standard on opening reserve to be material.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

IFRS 9 Financial Instruments: In July 2014, the IASB finalized and issued IFRS 9 – Financial Instruments. IFRS 9 replaces IAS 39 “Financial instruments: recognition and measurement, the previous Standard which dealt with the recognition and measurement of financial instruments in its entirety upon the former’s effective date.

The Key requirements of IFRS 9:

Replaces IAS 39’s measurement categories with the following three categories:

•	fair value through profit or loss
•	fair value through other comprehensive income
•	amortized cost

Eliminates the requirement for separation of embedded derivatives from hybrid financial assets, the classification requirements to be applied to the hybrid financial asset in its entirety.

Requires an entity to present the amount of change in fair value due to change in entity’s own credit risk in other comprehensive income.

Introduces new impairment model, under which the “expected” credit loss are required to be recognized as compared to the existing “incurred” credit loss model of IAS 39.

Fundamental changes in hedge accounting by introduction of new general hedge accounting model which:

•	Increases the eligibility of hedged item and hedging instruments;
•	Introduces a more principles–based approach to assess hedge effectiveness.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Earlier application is permitted provided that all the requirements in the Standard are applied at the same time with two exceptions:

•	The requirement to present changes in the fair value of a liability due to changes in own credit risk may be applied early in isolation;
•	Entity may choose as its accounting policy choice to continue to apply hedge accounting requirements of IAS 39 instead of new general hedge accounting model as provided in IFRS 9.

The Group does not expect the impact of adoption of the standard to be material.

Further, in October 2017, the International Accounting Standards Board (IASB) issued an additional amendment to IFRS 9. Based on the amendment financial assets containing prepayment features with negative compensation can now be measured at amortised cost or at fair value through other comprehensive income if they meet the other relevant requirements under IFRS 9.

The effective date for adoption of the amendment is 1 January 2019. Further, the amendment must be applied retrospectively and earlier application is permitted. The amendment provides specific transition provision if it is only applied in 2019 rather than in 2018 with the rest of IFRS 9. The Group does not believe that this amendment will have a material impact on its consolidated financial statements.

IFRS 16 Leases: On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of comprehensive income. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is yet to evaluate the requirements of IFRS 16 and the impact on the consolidated financial statements.

IFRIC 22, Foreign currency transactions and Advance consideration: On December 8, 2016, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 22, Foreign currency transactions and Advance consideration which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 22 on the consolidated financial statements.

IFRIC 23, Uncertainty over Income Tax Treatments: In June 2017, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 23 — Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12.

According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

•	Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors
•	Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group does not believe that this amendment will have a material impact on its consolidated financial statements.

Amendment to IAS 28

In October 2017, the International Accounting Standards Board (IASB) issued an amendment to IAS 28, to address the issue on accounting of long term interests in Associates and Joint ventures. The amendments clarify that an entity applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The effective date for adoption of the amendment is 1 January 2019, however early adoption is permitted with disclosures. The Group does not believe that this amendment will have a material impact on its consolidated financial statements.

Amendment to IAS 19

In February, 2018, the International Accounting standards issued an amendment to IAS 19 to address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:

Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event

Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset)

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The effective date for adoption of the amendment is 1 January 2019, however early adoption is permitted. Given that the Group does not have any amendments to its defined benefit plan, the amendment does not have any impact on the Group.

Amendments to IFRS 2, Share-based payment: In June 2016, the International Accounting Standards Board issued the amendments to IFRS 2, providing specific guidance for measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. It clarifies that the fair value of cash-settled awards is determined on a basis consistent with that used for equity-settled awards. Market-based performance conditions and non-vesting conditions are reflected in the ‘fair values’, but non-market performance conditions and service vesting conditions are reflected in the estimate of the number of awards expected to vest. Also, the amendment clarifies that if the terms and conditions of a cash-settled share-based payment transaction are modified with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as such from the date of the modification. Further, the amendment requires the award that includes a net settlement feature in respect of withholding taxes to be treated as equity-settled in its entirety. The cash payment to the tax authority is treated as if it was part of an equity settlement. The effective date for adoption of the amendments to IFRS 2 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group does not believe that this amendment will have a material impact on its consolidated financial statements.

2.	SEASONALITY

The Groups’ financial position and results of operations for any period fluctuate due to film release schedules. Film release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

3.	ACQUISITION, CHANGES IN OWNERSHIP INTEREST IN SUBSIDIARY AND DECONSOLIDATION

Acquisition

On August 1, 2015, Eros’ subsidiary Eros International Media Limited (“EIML”) acquired 100% of the shares and voting interests in Universal Power Systems Private Limited (“Techzone”). In accordance with the terms of the agreement between the parties, EIML issued 900,970 equity shares to the shareholders of Techzone at an acquisition date fair value of INR 586 ($9.16) per share, calculated on the basis of traded share price of EIML on the date of acquisition.

Changes in ownership interest in subsidiary

As of December 31, 2017, EIML has 2,096,191 (2016: 1,990,450), stock option outstanding under the India IPO Plan. In the year ended December 31, 2017, 769,663 (2016: 125,247) options were exercised at a weighted average exercise price of INR 42.09 (2016: 10.00). Further, Eros Worldwide FZ LLC has sold 11,716,850 shares of Eros International Media Limited in fiscal 2018 for a total cash consideration of $ 40,221 to reduce its revolving credit facility, resulting in to decrease in its percentage holding by 12.03%.

Deconsolidation

During fiscal 2018, the Group divested its 51 percent equity interest in Ayngaran Group to the non-controlling investee. The sale of the 51 percent equity interest in the majority-owned subsidiary resulted in a loss of control of the subsidiary, and therefore it was deconsolidated from the Company's financial statements during fiscal 2018.

The Company recognized loss of $13,294 on the deconsolidation, measured as the fair value of the consideration received for the 51 percent equity interest in the former subsidiary and the fair value of the financial asset retained in the former subsidiary on deconsolidation. The aforesaid loss has been recorded within other gains/(losses), net in Statement of Income.

4.	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants. Assets and liabilities carried at fair value are classified in the following three categories.

•	Level 1 - fair value measurement derived from unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 - fair value measurement derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

•	Level 3 - fair value measurement derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The table below presents assets and liabilities measured at fair value on a recurring basis, which are all category Level 2:

	As at December 31, 2017
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	12,553	(12,553)	—
Total	12,553	(12,553)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(12,553)	12,553	—
Total	(12,553)	12,553	—

	As at March 31, 2017
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	179	(179)	—
Total	179	(179)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(12,732)	179	(12,553)
Total	(12,732)	179	(12,553)

Financial assets and liabilities subject to offsetting enforceable master netting arrangements or similar agreements as at December 31, 2017 are as follows:

	Fair value as at
	December 31, 2017	March 31, 2017
2012 Interest Rate Cap	$—	$(179)
2012 Interest Rate Floor	—	6,366
2012 Interest Rate Collar	—	6,366
Total	$—	$12,553

None of the above derivative instruments is designated in a hedging relationship. For three months ended December 31, 2017 a loss of $1,555 (December 31, 2016: a gain of $8,542) in respect of the above derivative instruments has been recognized in the statement of income within other gains and losses. For nine months ended December 31, 2017 a loss of $586 (December 31, 2016: a gain of $8,599) in respect of the above derivative instruments has been recognized in the statement of income within other gains and losses. Fair value of interest rate derivatives involving interest rate options is estimated as the present value of the estimated future cash flows based on observable yield curves using an option pricing model.

Reconciliation of Level 3 fair value measurements of financial assets

Available for sale financial assets

As at March 31, 2017	$29,613
Additions	80
As at December 31, 2017	$29,693

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Management uses valuation techniques in measuring the fair value of financial instruments, where active market quotes are not available. In applying the valuation techniques, management makes maximum use of market inputs, and uses estimates and assumptions that are, as far as possible, consistent with observable data that market participants would use in pricing the instrument. Where applicable data is not observable, management uses its best estimate about the assumptions that market participants would make. These estimates may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date.

There were no transfers between any Levels.

5.	INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Net Content Assets

As at December 31, 2017
Film and content rights	$1,453,393	$(837,323)	$616,070
Content advances	286,933	—	286,933
Film productions	5,327	—	5,327
Non-current content assets	$1,745,653	$(837,323)	$908,330

As at March 31, 2017
Film and content rights	$1,430,523	$(796,058)	$634,465
Content advances	266,232	—	266,232
Film productions	3,931	—	3,931
Non-current content assets	$1,700,686	$(796,058)	$904,628

Changes in the content assets are as follows:

	As at
	December 31, 2017	March 31, 2017
Film and content rights
Opening balance	$634,465	$506,086
Amortization	(87,322)	(135,316)
Deconsolidation (net) (Refer Note 3)	(20,688)	—
Exchange difference	2,028	2,031
Transfer from film productions and content advances	87,587	261,664
Closing balance	$616,070	$634,465

Content advances
Opening balance	$266,232	$284,817
Additions	102,953	236,536
Impairment loss on content advances(*)	—	2,279
Exchange difference	2,862	(1,625)
Transfer to film and content rights	(85,114)	(255,775)
Closing balance	$286,933	$266,232

Film productions
Opening balance	$3,931	$4,236
Additions	3,806	5,498
Exchange difference	62	86
Transfer to film and content rights	(2,472)	(5,889)
Closing balance	$5,327	$3,931

(*)The impairment loss on content advances relate to amounts advanced, to the extent not considered recoverable, for prospective film productions that are not being developed further or not considered viable.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Film and content rights with a carrying amount of $311,546 (March 31, 2017: $321,872) have been pledged against secured borrowings (Refer Note 8).

Subsequent to reporting date, film rights amounting to $ 14,795 were received as non-cash consideration from the deconsolidated group.

6	OTHER INTANGIBLE ASSETS

Other intangibles comprise of internally generated software used within the Group’s digital and home entertainment activities and internal accounting activities.

The changes in other intangible assets are as follows:

	As at December 31, 2017
	Information Technology Assets	Other Intangibles	Total
Opening net carrying amount as on March 31, 2017	$2,160	$2,200	$4,360
Exchange difference	—	91	91
Addition	93	1,825	1,918
Amortization charge	(687)	(425)	(1,112)
Closing net carrying amount as on December 31, 2017	$1,566	3,691	5,257

	As at December 31, 2017

Cost or valuation as on December 31, 2017	$4,943	$6,413	$11,356
Accumulated amortization	(3,377)	(2,722)	(6,099)
Net carrying amount as on December 31, 2017	$1,566	3,691	5,257

	As at March 31, 2017
	Information Technology Assets	Other Intangibles	Total
Opening net carrying amount as on March 31, 2016	$3,303	$2,824	$6,127
Exchange difference	15	36	51
Disposals	—	(2)	(2)
Amortization charge	(1,158)	(658)	(1,816)
Closing net carrying amount as on March 31, 2017	$2,160	$2,200	$4,360

	As at March 31, 2017

Cost or valuation as on March 31, 2017	$4,850	$4,497	$9,347
Accumulated amortization	(2,690)	(2,297)	(4,987)
Net carrying amount as on March 31, 2017	$2,160	$2,200	$4,360

Other intangible assets with a carrying amount of $167 (March 31, 2017: $239) have been pledged against secured borrowings (Refer Note 8).

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

7.	TRADE AND OTHER RECEIVABLES

	As at
	December 31, 2017	March 31, 2017

Trade receivables, net	$226,125	$226,822
Other receivables	36,943	25,683
Prepaid charges	506	277
Accrued revenues	6,215	1,423
Trade and other receivables	$269,789	$254,205

Current trade and other receivables	246,150	242,762
Non-current trade and other receivables	23,639	11,443
	$269,789	$254,205

The age of financial assets that are past due but not impaired were as follows:

	As at
	December 31, 2017	March 31, 2017

Not more than three months	$37,720	$23,593
More than three months but not more than six months	22,134	16,729
More than six months but not more than one year	22,572	43,920
More than one year	47,479	58,516
	$129,905	$142,758

Trade and other accounts receivables with a net carrying amount of $77,434 (March 31, 2017: $60,128) have been pledged against secured borrowings, (Refer note 8).

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8.	BORROWINGS

An analysis of long-term borrowings is shown in the table below.

			As at
	Nominal Interest Rate	Maturity	December 31, 2017	March 31, 2017

Asset backed borrowings
Vehicle loan	7.5% - 10.25%	2017-21	$195	$325
Term loan	BPLR+1.8% - 2.75%	2017-18	—	1,264
Term loan	BPLR+2.75%	2017-18	—	466
Term loan	BPLR+2.85%	2019-20	4,109	5,776
Term loan	BPLR+2.55% - 3.4%	2020-21	9,725	11,945
Term loan	13.75%	2022-23	10,008	—
Revolving facility(1)	LIBOR +1.9%-7.5% and Mandatory Cost	2017-18	—	85,000
Term loan	MCLR+3.45%	2021-22	12,674	14,603
			$36,711	$119,379

Unsecured borrowings
Retail bond	6.5%	2021-22	67,513	62,672
Other borrowings	10.5%	2021-22	—	5,853
Convertible notes(4)	14.2%	2020-21	93,994	—
			$161,507	$68,525

Nominal value of borrowings			$198,218	$187,904
Cumulative effect of unamortized costs			(1,241)	(1,665)
Installments due within one year			(52,038)	(96,398)
Long-term borrowings — at amortized cost			$144,939	$89,841

Bank prime lending rate (“BPLR”) and Marginal Cost based lending rate (“MCLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Analysis of short-term borrowings

		As at
	Nominal interest rate (%)	December 31, 2017	March 31, 2017

Asset backed borrowings
Export credit bill discounting and overdraft	BPLR+1-3.5%	$44,648	$41,687
Export credit and overdraft	LIBOR+4.5%	21,512	24,572
Short term loan(2)	13-14.25%	10,204	5,396
Other short-term loan	10.20%	11,510	—
Term loan	MCLR+4.25%	—	4,943
		$87,874	$76,598
Unsecured borrowings
Other Short term loan (3)	12-14%	—	7,033
Installments due within one year on long-term borrowings		52,038	96,398
Short-term borrowings - at amortized cost		$139,912	$180,029

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Fair value of the long-term borrowings as at December 31, 2017 is $166,641 (March 31, 2017: $155,923). Fair values of long-term financial liabilities except retail bonds and convertible notes have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the respective entities within the Group. As at December 31, 2017, the fair value of retail bond amounting to $49,622 (March 31, 2017: $43,416) has been determined using quoted prices from the London Stock Exchange (LSE). As at December 31, 2017, the fair value of convertible notes amounting to $93,992 has been determined using implied cost of debt as on the issue date. Carrying amount of short-term borrowings approximates fair value.

(1)	The Group re-paid revolving credit facility in December 2017.
(2) (3)

Secured by pledge of shares held in the Group’s majority owned subsidiary, Eros International Media Limited, India.

Includes loan of $6,417 as at March 31, 2017 from Eros Television Private Limited, a related party.

(4)

Eros International Plc.(“issuer”) issued Senior Convertible Notes (SCN or convertible notes) on 6 December 2017 amounting to US$122,500 principal amount and option to purchase warrants up to 2,000 of ‘A’ ordinary share for a term of 6 months at an offer price of $100,000 by private placement. The notes are payable in equal installments of $ 3,500 per month for 35 months. The installments can be paid either in cash or can be converted into ‘A’ ordinary equity shares of the issuer at the option of the issuer as per the terms of the arrangement. Subsequent to the reporting date, the warrants have expired unexercised.

The holder of the notes can defer the payment of the amount due on any installment dates to another installment date as well as has the right to accelerate the payment on the notes as per the terms of the agreement.

The Company has classified the instrument as a financial liability at fair value through profit or loss. The Company has used the Black –Scholes option pricing model to value the share warrants exercisable within six months and the Monte-Carlo simulation model to obtain the fair value of the convertible notes. The initial fair value of the financial liability recognized on the date of issue was $100,055. Fair value of the financial liability outstanding as at the date of reporting is $ 94,646.

The mark-to-market loss and interest expenses for the period ended December 31, 2017 amounting $6,976 and $974 have been recognized within other gain/(losses) and net finance cost, respectively, net in the Statement of Income.

9.	ACCEPTANCES

	December 31, 2017	March 31, 2017

Payable under the film financing arrangements	$6,891	$8,935
	$6,891	$8,935

Acceptances comprise of short – term credit availed from financial institutions for payment to film producers for film co-production arrangement entered by the group. The carrying value of acceptances are considered a reasonable approximation of fair value.

10.	ISSUED SHARE CAPITAL

	Number of Shares	GBP
Authorized

Ordinary shares of 30p each at March 31, 2017	83,333,333	25,000
Ordinary shares of 30p each at December 31, 2017	100,000,000	30,000

	Number of Shares		USD
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares
As at March 31, 2016	32,949,314	24,960,654	$30,793
Issue of shares in the quarter ended June 30, 2016	1,750	—	1
Issue of shares in the quarter ended September 30, 2016	2,515,436		986
Issue of shares in the quarter ended December 31, 2016	231,043		87
Issue of shares in the quarter ended March 31, 2017	33,387	—	10
Transfer of B Ordinary to A Ordinary share	5,581,272	(5,581,272)	—
As at March 31, 2017	41,312,202	19,379,382	$31,877
Issue of shares in the quarter ended June 30, 2017	12,000	—	5
Issue of shares in the quarter ended September 30, 2017	288,291	—	114
Issue of shares in the quarter ended December 31, 2017	1,681,520	—	657
Transfer of B Ordinary to A Ordinary share	9,666,667	(9,666,667)	—
As at December 31, 2017	52,960,680	9,712,715	$32,653

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

On May 11, 2017, the Company issued 12,000 shares entered into an exit agreement with an employee pursuant to which the Board approved a grant of 12,000 ‘A’ ordinary share awards with Nil exercise price and a fair market value of $10.8 per share.

In May 2017, the Company issued 90,000 shares entered into an exit agreement with an employee pursuant to which the Board approved a grant of 90,000 ‘A’ ordinary share awards with Nil exercise price and a fair market value of $10 per share. These shares were issued in July and August 2017.

Between the months of May to December, permitted Class B shares aggregating to 9,666,667 were converted into Class A shares. This was effected through the cancellation of 9,666,667 Class B shares and subsequent issuance of the equivalent amount of Class A shares.

In June 2015, 300,000 ‘A’ ordinary shares awards with nominal price were granted to the Group CFO with a fair market value of $21.34 per share. Subject to continued employment, these awards with nominal value exercise price vest annually in three tranches beginning June 9, 2016. Out of which, 200,000 shares were issued in September 2017.

On September 24, 2014, the Board approved a grant of 116,730 ‘A’ ordinary share awards to certain employees. These awards, granted to the employees on October 21, 2014 with Nil exercise price, subject to continued employment, vest annually in three equal tranches from the date of grant. Fair value of each award was $17.07. In October and November 2017, 24,550 shares were issued.

On October 6, 2017, 25,000 ‘A’ ordinary shares were issued to a consultant with a  fair value of $14.3 per share.

On October 24, 2017, 148,895 ‘A’ ordinary shares were issued to employee as a settlement compensation with a  fair value of $12.2 per share.

On November 15, 2017, 9,375 ‘A’ ordinary shares were exercised by an employee.

On June 28, 2016, the Board of Directors approved a grant of 197,820 share awards to certain employees with a fair value of $ 14.68 per share. Subject to continued employment, these awards with Nil exercise price vest over a period of two and half years with first tranche vesting on November 11, 2016. In November and December 2017, 52,180 shares were issued.

On November 22, 2017, the Board of Directors approved to offset loan and advances of Founder Group to the company by approving the issuance of 1,421,520 ‘A’ ordinary shares with a fair value of $12.2 per share which were subsequently issued in accordance with the resolution.

 EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11.	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016

IPO India Plan	$511	$574	$1,230	$1,787
JSOP Plan	—	905	615	2,716
Option award scheme 2012	—	102	197	599
2014 Share Plan(*)	(467)	246	(83)	1,128
2015 Share Plan	19	80	86	295
Other share option awards(#)	4,109	(594)	5,871	1,662
Management scheme (staff share grant)	1,859	2,806	5,586	10,458
	$6,031	$4,119	$13,502	$18,645

In the meeting date November 22, 2017, the Board of Directors approved the following grants:

243,300 ‘A’ ordinary share awards to certain employees with Nil exercise price, subject to continued employment, first vest immediately and remaining two tranches vest annually from the date of grant. Fair value of each award was $13.25.

525,095 ‘A’ ordinary share awards to certain employees and the Group CFO with Nil exercise price, subject to continued employment vest annually in three equal tranches from the date of grant. Fair value of each award was $13.25.

680,000 ‘A’ ordinary shares to certain executive directors. with Nil exercise price, subject to continued employment vest annually in three equal tranches from the date of grant. Fair value of each award was $13.25.

20,000 ‘A’ ordinary shares to certain non- executive directors with a fair market value of $13.25 per share. Subject to continued directorship, with nominal exercise price, vest on November 22, 2018.

(*) Above includes reversal of charges on account of forfeiture of 100,000 shares.

(#) Includes Restricted Share Unit (RSU) and Other share option plans.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12.	EARNINGS PER SHARE

	Three months ended December 31,				Nine months ended December 31,
	2017		2016		2017		2016
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings/(loss) attributable to the equity holders of the parent	$333	333	$8,184	8,184	$(2,398)	(2,398)	$6,484	6,484
Potential dilutive effect of Senior Convertible Bonds and share based compensation scheme in subsidiary undertaking	—	(6,086)	—	(265)	—	(6,324)	—	(588)
Adjusted earnings/(loss) attributable to equity holders of the parent	$333	(5,753)	$8,184	7,919	$(2,398)	(8,722)	$6,484	5,896

Number of shares
Weighted average number of shares	61,715,635	61,715,635	60,465,835	60,465,835	61,132,018	61,132,018	58,964,412	58,964,412
Potential dilutive effect of Senior Convertible Bonds and share based compensation scheme in subsidiary undertaking	—	5,860,475	—	1,972,602	—	2,969,105	—	1,680,698
Adjusted earnings/(loss) attributable to equity holders of the parent	61,715,635	67,576,110	60,465,835	62,438,437	61,132,018	64,101,123	58,964,412	60,645,110

Earnings per share
Earning attributable to the equity holders of the parent per share (cents)	0.5	(8.5)	13.5	12.7	(3.9)	(13.6)	11.0	9.7

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13.	OTHER GAINS/(LOSSES)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016

Gain on available-for-sale financial assets	$—	$—	$—	$58
Foreign exchange (loss)/gain, net	313	1,722	(3,619)	5,172
(Loss) on sale of property and equipment	(14)	—	(18)	—
(Loss) on derecognition of financial assets measured at amortized cost net(*)	(930)	—	(2,708)	—
Mark to market gain on derivative financial instrument measured at fair value through profit and loss account(#)	—	8,542	—	8,599
(Loss) on settlement of derivative financial instruments	(1,555)	—	(586)	—
(Loss on deconsolidation of a subsidiary (Refer Note 3)	(13,294)	—	(13,294)	—
Others	(1)	—	(1)	—
Gain on financial liability (convertible notes) measured at fair value through profit and loss	6,976	—	6,976	—
	$(8,505)	$10,264	$(13,250)	$13,829

(#) The net gains/(losses) on held for trading financial liabilities in the three and nine months ended December 31, 2017 and 2016, respectively, principally relate to derivative instruments not designated in a hedging relationship.

(*) arising on assignment and novation of trade receivables and trade payables with no-recourse. Derecognition of aforesaid financial assets/liabilities measured at amortized cost is to mitigate both credit risk and liquidity risk.

14.	NON-CASH EXPENSE/(INCOME)

Significant non-cash expenses/(income) except loss on sale of assets, share based compensation, depreciation, derivative interest and amortization were as follows:

	Nine months ended December 31,
	2017	2016

Mark to market gain on derivative financial instrument measured at fair value through profit and loss account	$—	$(8,599)
Loss on settlement of derivative financial instruments	586	—
Provisions for trade and other receivables	1,795	290
Provision no longer required, written-back	—	(367)
Credit impairment loss, net(*)	4,446	—
Impairment loss on content advances	—	950
Losses on de-recognition of financial assets measured at amortized cost, net	2,708	—
Unrealized foreign exchange loss/(gain)	(1,343)	(5,172)
Loss on deconsolidation of a subsidiary (Refer Note 3)	13,294	—
Gain on financial liability (convertible notes) measured at fair value through profit and loss	(6,976)	—
Other	1	—
	$14,511	$(12,898)

(*) In case of catalogue sales, the Group provides contractual deferred payment terms up to a year to the trading partners. Further, in several instances the catalogue customers fall behind contractual payment terms. The Group estimates credit impairment losses based on historical experience of collection from catalogue customers multiplied by the incremental borrowing rate applicable to the group of similar class of customer. The credit impairment losses, net of unwinding thereof, recognized in the Statement of Income for the year ended December 31, 2017 and December 31, 2016 was $ 4,446 and Nil, respectively.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15.	RELATED PARTY

		As at December 31,2017		As at March 31,2017
	Details of
	Transaction	Liability	Asset	Liability	Asset
Red Bridge Group Limited	President fees	$442	—	$210	$—
550 County Avenue	Rent/Deposit	445	135	420	135
Line Cross Limited	Rent/Deposit	741	258	356	258
NextGen Films Private Limited	Purchase/Sale	—	36,307	—	34,843
Everest Entertainment LLP	Purchase/Sale	—	104	17	115
Lulla Family	Rent/Deposit	18	980	123	1,003
Lulla Family	Salary/Others	2,614	—	1,210	—
Eros Television India Private Limited	Borrowing	—	—	6,417	—

Key Management Compensation	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016

Salaries	$1,253	$1,275	$3,681	$3,802
Share based compensation	3,140	3,374	8,163	12,411
Pension	6	6	14	17
	$4,399	$4,655	$11,858	$16,230

The Lulla family refers to Mr. Arjan Lulla, Mr. Kishore Lulla, Mr. Sunil Lulla, Mrs. Manjula Lulla, Mrs. Krishika Lulla, Mrs. Rishika Lulla Singh, and Ms. Riddhima Lulla.

Pursuant to a lease agreement dated April 1, 2016 , Eros International Media Limited leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, wife of Kishore Lulla, which requires Eros International Media Limited to pay $5 each month under this lease.

Pursuant to a lease agreement that expired on September 30, 2015, the lease requires Eros International Media Limited to pay $5 each month under this lease. Eros International Media Limited leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla. The lease was renewed on October 1, 2015 for a further period of three years on the same terms.

Pursuant to a lease agreement that expires on January 4, 2020, Eros International Media Limited leases office premise for studio use at Supreme Chambers, 5th Floor, Andheri (W), Mumbai from Kishore and Sunil Lulla. Beginning January 2015, the lease requires Eros International Media Limited to pay $61 each month under this lease.

Pursuant to a lease agreement that expires on March 31, 2020, the Group leased for U.S. corporate offices, the real estate property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments The lease commenced on April 1, 2015 and requires the Group to pay $11 each month. This is a non-cancellable lease.

Pursuant to a lease agreement that expires in March 2018, including renewal periods, the Group leases for U.K. corporate offices, the real property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary. The current lease commenced on November 19, 2009 and requires the Group to pay $109 each quarter. The lease was not renewed after the expiry in March 31, 2018.

Pursuant to an agreement the Group entered into with Redbridge Group Limited on June 27, 2006, the Group requires to pay $67 per quarter for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, grandfather of Rishika Lulla Singh, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Limited The agreement makes Arjan Lulla honorary life president and provides for services including attendance at Board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Redbridge Group Limited is an entity owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary.

The Group has engaged in transactions with NextGen Films Private Limited, an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. In the nine months ended december31, 2017, NextGen Films Private Limited sold film rights of $7,760 (2016: $ 616) to the Group.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Mrs. Manjula Lulla, the wife of Kishore Lulla, is an employee of Eros International Plc. and is entitled to a salary of $35 per quarter.

Mrs. Krishika Lulla, the wife of Sunil Lulla, is an employee of Eros India and is entitled to a salary of $33 per quarter, Ms Ridhima Lulla, the daughter of Kishore Lulla, is an employee of an entity and is entitled to a salary of $17 per quarter.

As at December 31, 2017, the Group has provided performance guarantee to a bank amounting to $ 16,000 in connection with funding commitments. under film co-production agreements with NextGen Films Private Limited and having varying maturity dates up to the next 12 months. The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

16.	CONTRACTUAL OBLIGATIONS

Eros' material contractual obligations are comprised of contracts related to content commitments.

Total

As at December 31, 2017	$380,406
As at March 31, 2017	$250,997

The Group has provided certain stand-by letters of credit amounting to $66,725 (At March 2017: $80,570) which are in the nature of performance guarantees issued while entering into film co-production contracts and are valid until funding obligations under these contracts are met. These guarantees, issued in connection with the aforementioned content commitments, and included in the table above have varying maturity dates and are expected to fall due within a period of one to three years.

In addition, the Group has issued financial guarantees amounting to $2,030 (At March 2017: $2,192) in the ordinary course of business, and included in the table above, having varying maturity dates up to the next 12 months. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

17.	NON-CONTROLLING INTERESTS

Details of subsidiary that have material non-controlling interests

The Group has a number of subsidiaries held directly and indirectly which operate and are incorporated around the world. The non-controlling interests that are material to the Group relate to Eros International Media Limited whose principal place of business is in India.

As at December 31, 2017, non-controlling interests held an economic interest by virtue of shareholding of 39.65% (March 2017: 26.67%).

18.	SUBSEQUENT EVENTS

•	Reliance Industries Limited (“RIL” or “Reliance”) and Eros announced that RIL, through a subsidiary, has agreed to subscribe to a 5% equity stake in Eros at a price of $15 per share. This represents an 18% premium to the closing price on February 16, 2018. The transaction is subject to customary regulatory and other approvals.

•	RIL and Eros International Media Limited (“Eros India”) announced that they have agreed to partner in India to jointly produce and consolidate content from across India. The new partnership will equally invest up to $150 million to produce and acquire Indian films and digital originals across all languages.

•	The Group divested its 51 percent equity interest in Ayngaran Group to the non-controlling investee. The sale of the 51 percent equity interest in the majority-owned subsidiary resulted in a loss of control of the subsidiary, and therefore it was deconsolidated from the Company's financial statements.

•	Eros International Plc. issued Senior Convertible Notes on 6 December 2017 amounting to US$122.5 million principal amount and warrants to purchase up to 2 million of ‘A’ ordinary shares, which has subsequently expired in June 2018.

19.	BUSINESS SEGMENTAL DATA

The Group acquires, co-produces and distributes Indian films in multiple formats worldwide. Film content is monitored and strategic decisions around the business operations are made based on the film content, whether it is new release or library. Hence, Management identifies only one operating segment in the business, film content. We distribute our film content to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. As a result of these distribution activities, Eros has identified four geographic markets: India, North America, Europe and the Rest of the world.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016

Revenue by customer's location
India	$26,724	$24,810	$81,293	$109,532
Europe	253	1,464	2,297	7,331
North America	1,444	4,528	3,703	9,255
Rest of the world	36,766	26,546	102,034	74,201
Total Revenue	$65,187	$57,348	$189,327	$200,319

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016

Revenue by group's operation
India	$22,253	$19,647	$73,024	$102,248
Europe	5,065	5,860	19,698	15,053
North America	125	569	702	2,461
Rest of the world	37,744	31,272	95,903	80,557
Total Revenue	$65,187	$57,348	$189,327	$200,319

	Total	India	North America	Europe	Rest of the World
Assets by geographical area
As of December 31, 2017	$943,697	$336,251	$8	$20,503	$586,935
As of March 31, 2017	$938,669	$386,921	$13	$24,620	$527,115

Item 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Management’s discussion and analysis of financial condition and results of operations is a supplement to and should be read in conjunction with the accompanying consolidated financial statements and related notes. This section provides additional information regarding Eros International Plc's (“Eros,” “Company,” “we,” “us,” or “our”) businesses, current developments, results of operations, cash flows and financial condition. Additional context can also be found in the Annual Report.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this report and in related comments by Eros' management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros' future prospects, developments and business strategies. Similarly, statements that describe Eros' strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this form. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros' control, including but not limited to market conditions and economic conditions.

Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption "Risk Factors" in Eros' Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros' actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Business Overview

We are a leading global company in the Indian film entertainment industry, and we co-produce, acquire and distribute Indian language films in multiple formats worldwide. Our success is built on the relationships we have cultivated over the past 40 years with leading talent, production companies, exhibitors and other key participants in our industry

	Three Months Ended December 31			Nine Months Ended December 31
(dollars in millions)	2017	2016	% change	2017	2016	% change

Revenue	$65.2	$57.3	13.8	$189.3	$200.3	(5.5)

Gross profit	34.7	22.3	55.6	88.7	68.3	29.9

Operating profit	15.1	8.2	84.1	38.2	20.9	82.8

Adjusted EBITDA(1)	23.6	14.5	62.8	54.5	46.3	17.7

(1) A reconciliation of the non-GAAP financial measures discussed within this release to our IFRS net income is included at the end of this release. See also “Non-GAAP Financial Measures”.

Financial Results for the Three and Nine Months Ended December 31, 2017

Revenue

In the three months ended December 31, 2017, the Eros film slate was comprised of four films which were low budget films as compared to eight films in the three months ended December 31, 2016, of which three were medium budget and five were low budget.

In the three months ended December 31, 2017, the Company’s slate of four films comprised of three Hindi film and one regional films as compared to the same period last year where its slate of eight films comprised two Hindi films, three Tamil/Telugu films and three regional films.

In the nine months ended December 31, 2017, the Eros film slate was comprised of 16 films of which one film was high budget, three were medium budget and twelve were low budget films as compared to 40 films in the nine months ended December 31, 2016, of which five were high budget, nine were medium budget and 26 were low budget.

In the nine months ended December 31, 2017, the Company’s slate of 16 films comprised of eight Hindi films, one Tamil/Telugu film and seven regional films as compared to the same period last year where its slate of 40 films comprised of twelve Hindi films, sixteen Tamil/Telugu films and twelve regional films.

Three months ended	High	Medium	Low	Total
December 31, 2017	0	0	4	4
December 31, 2016	0	3	5	8

Nine months ended	High	Medium	Low	Total
December 31, 2017	1	3	12	16
December 31, 2016	5	9	26	40

For the three months ended December 31, 2017, revenue increased by 13.8% to $ 65.2 million, compared to $57.3 million for the three months ended December 31, 2016. In the nine months ended December 31, 2017, revenue decreased by 5.5% to $ 189.3 million, compared to $200.3 million for the nine months ended December 31, 2016.

For the three months ended December 31, 2017, aggregate theatrical revenues decreased by 35.2% to $12.9 million from $19.9 million for the three months ended December 31, 2016, mainly due to a lower number of films, especially high and medium budget Hindi films. In the nine months ended December 31, 2017, revenue decreased by 36.9% to $ 55.9 million, compared to $88.6 million for the nine months ended December 31, 2016. The decrease in theatrical revenue reflects the mix of films released in each period as mentioned above.

For the three months ended December 31, 2017, aggregate revenues from television syndication increased by 45.5% to $ 29.4 million from $20.2 million for the three months ended December 31, 2016, mainly due to increased catalogue revenues. In the nine months ended December 31, 2017, revenue increased by 6.4% to $70.0 million, compared to $65.8 million for the nine months ended December 31, 2016. This was due to increased catalogue sales in nine months ended December 31, 2017.

For the three months ended December 31, 2017, the aggregate revenues from digital and ancillary increased by 33.1 % to $ 22.9 million from $17.2 million for the three months ended December 31, 2016 primarily on account of contribution from Eros Now and catalogue revenues. In the nine months ended December 31, 2017, revenue increased by 38.1 % to $ 63.4 million, compared to $45.9 million for the nine months ended December 31, 2016.

Revenue from India increased by 13.8% to $ 22.3 million in the three months ended December 31, 2017, compared to $19.6 million in the three months ended December 31, 2016 mainly due to lower overall theatrical revenue as offset by stronger catalogue revenue contribution in the quarter ended December 31, 2017. In the nine months ended December 31, 2017, revenue from India decreased by 28.6% to $ 73.0 million, compared to $102.2 million for the nine months ended December 31, 2016. This was due to lower overall theatrical revenue in nine months ended December 31, 2017

Revenue from Europe decreased by 13.6 % to $5.1 million in the three months ended December 31, 2017, compared to $5.9 million in the three months ended December 31, 2016. This was due to lower theatrical revenues associated with fewer films released in the quarter ended December 31, 2017. In the nine months ended December 31, 2017, revenue from Europe increased by 30.5 % to $19.7 million, compared to $15.1 million for the nine months ended December 31, 2016.

Revenue from North America decreased by 83.3% to $ 0.1 million in the three months ended December 31, 2017, compared to $0.6 million in the three months ended December 31, 2016 mainly due to lower theatrical revenues associated with fewer films released in the quarter ended December 31, 2017. In the nine months ended December 31, 2017, revenue from North America decreased by 72.0% to $ 0.7 million, compared to $2.5 million for the nine months ended December 31, 2016.

Revenue from the rest of the world increased by 20.4% to $37.7 million in the three months ended December 31, 2017, compared to $31.3 million in the three months ended December 31, 2016. This was due to higher catalogue sales partially offset by lower theatrical revenues associated with fewer films released in the quarter ended December 31, 2017. In the nine months ended December 31, 2017, revenue from rest of world increased by 19.0% to $ 95.9 million, compared to $80.6 million for the nine months ended December 31, 2016.

Cost of sales

For the three months ended December 31, 2017, cost of sales decreased by 12.9% to $ 30.5 million compared to $35 million in the three months ended December 31, 2016. The decrease was mainly due to lower amortization costs, lower marketing, advertising and distribution costs associated with fewer films released in the quarter ended December 31, 2017. In the nine months ended December 31, 2017, cost of sales decreased by 23.8% to $ 100.6 million, compared to $132 million for the nine months ended December 31, 2016.

Gross profit

For the three months ended December 31, 2017, gross profit increased by 55.6% to $ 34.7 million, compared to $22.3 million in the three months ended December 31, 2016. As a percentage of revenues, the Company’s gross profit margin was 53.2% in the three months ended December 31, 2017, compared to 38.9% in the three months ended December 31, 2016. This was mainly due to lower cost of sales linked to film mix and contribution from high margin catalogue revenues. In the nine months ended December 31, 2017, gross profit increased by 29.9 % to $ 88.7 million, compared to $68.3 million for the nine months ended December 31, 2016.

EBIT (Non- GAAP)

For the three months ended December 31, 2017, EBIT decreased by 64.3 % to $ 6.6 million compared to $ 18.5 million in the three months ended December 31, 2016. This was mainly due to lower cost of sales linked to film mix and contribution from high margin catalogue revenues. In the nine months ended December 31, 2017, EBIT decreased by 28% to $ 25 million, compared to $ 34.7 million for the nine months ended December 31, 2016.

Adjusted EBITDA (Non- GAAP)

For the three months ended December 31, 2017, Adjusted EBITDA increased by 62.8 % to $ 23.6 million compared to $14.5 million in the three months ended December 31, 2016 due to increased gross profit margin in the quarter In the nine months ended December 31, 2017, adjusted EBITDA increased by 17.7 % to $ 54.5 million, compared to $46.3 million for the nine months ended December 31, 2016.

Administrative costs

For the three months ended December 31, 2017, administrative costs increased by 39.0 % to $ 19.6 million compared to $14.1 million for the three months ended December 31, 2016 mainly due to increase in share based compensation. In the nine months ended December 31, 2017, administrative costs increased by 6.3% to $ 50.5 million, compared to $47.5 million for the nine months ended December 31, 2016.

Net finance costs

For the three months ended December 31, 2017, net finance costs decreased by 35.3% to $ 2.2 million, compared to $3.4 million in the three months ended December 31, 2016 mainly due to repayment of revolving credit facilities loan. In the nine months ended December 31, 2017, net finance costs increased by 16.4 % to $ 12.8 million, compared to $11 million for the nine months ended December 31, 2016.

Income tax expense

For the nine months ended December 31, 2017, income tax expenses decreased by 51 % to $ 5.0 million, compared to $10.2 million in the nine months ended December 31, 2016. Effective income tax rates were 19.3% and 30.2% for December 31, 2017 and December 31, 2016, respectively excluding non-deductible share-based payment charges and gain/loss on fair valuation of derivative liabilities. The change in effective rate principally reflects a change in the mix of the profits earned from taxable and non- taxable jurisdictions.

Net Income

For the three months ended December 31, 2017, net income decreased by 72.2 % to $ 3.2 million, compared to $ 11.5 million in the three months ended December 31, 2016. For the nine months ended December 31, 2017, net income decreased by 46.7% to 7.2 million, compared to $13.5 million in the nine months ended December 31, 2016.

Trade Receivables

As of December 31, 2017, Trade Receivables decreased to $226.1 million from $226.8 million as of March 31, 2017. The Company collected over $ 34 million of trade receivables post December 31, 2017.

Net Debt

As of December 31, 2017, net debt decreased by 4.6% to $ 150.3 million from $157.6 million as of March 31, 2017.

Conventions used in this Report

High Budget films refer to Hindi films with direct production costs in excess of $8.5 million and Tamil as well as Telugu films with direct production costs in excess of $7.0 million. Low Budget films refer to Hindi, Tamil and Telugu films with less than $1.0 million in direct production costs. Medium Budget films refer to Hindi, Tamil and Telugu films within the remaining range of direct production costs.

Reconciliation of adjusted EBITDA

In addition to the results prepared in accordance with IFRS, the Company has presented Adjusted EBITDA. The Company uses Adjusted EBITDA along with other IFRSs measures to evaluate operating performance. Adjusted EBITDA is defined as EBITDA adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives), transactions costs relating to equity transactions, share based payments, (Gain) on sale of property and equipment, Loss on de-recognition of financial assets measured at amortized cost, Credit impairment loss, net, Loss on financial liability (convertible notes) measured at fair value through profit and loss, Loss on deconsolidation and Impairment of goodwill.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital changes or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because this measure:

•	is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such, term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•	helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and

•	is used by our management team for various other purposes, including in presentations to our board of directors, as a basis for strategic planning and forecasting.

See the supplemental financial schedules for reconciliations to IFRSs measures in the table below, which presents a reconciliation of our Adjusted EBITDA to net income.

Adjusted EBITDA

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
	(in thousand)
Net income (GAAP)	$3,201	$11,484	$7,215	$13,528
Income tax expense	1,143	3,565	4,960	10,194
Net finance costs	2,243	3,415	12,796	10,982
Depreciation	305	197	838	590
Amortization(1)	387	259	1,112	1,029
EBITDA	7,279	18,920	26,921	36,323
Share based payments(2)	6,031	4,119	13, 502	18,645
Gains on sale of available – for – sale financial assets	—	—	—	(58)
Loss on de-recognition of financial assets measured at amortized cost net	930	—	2,708	—
Credit impairment loss, net	1,439	—	4,446	—
Loss on sale of property and equipment	14	—	18	—
Mark to market gain on derivative financial instrument measured at fair value through profit and loss account	—	(8,542)	—	(8,599)
Loss on settlement of derivative financial instruments	1,555		586	—
Loss on deconsolidation of a subsidiary	13,294	—	13,294	—
Gain on financial liability (convertible notes) measured at fair value through profit and loss	(6,976)	—	(6,976)	—
Other	1	—	1	—
Adjusted EBITDA (Non-GAAP)	$23,567	$14,497	$54,500	$46,311

(1) Includes only amortization of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.

PART II. OTHER INFORMATION

ITEM 1. Legal Proceedings

In the normal course of business, we experience routine claims and legal proceedings. It is the opinion of our management, based on information available at this time, that none of the current claims and proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows. For details, the audited consolidated financial statements and related notes included within our annual report, filed with the U.S. Securities and Exchange Commission on July 31, 2017 for the fiscal year ended March 31, 2017 (the “Annual Report”).

1.	Beginning on November 13, 2015, Eros International Plc was named a defendant in five substantially similar putative class action lawsuits filed in federal court in New Jersey and New York by purported shareholders of the Company. The three actions in New Jersey were consolidated, and, on May 17, 2016, were transferred to the United States District Court for the Southern District of New York where they were then consolidated with the other two actions on May 27, 2016. In general, the plaintiffs allege that the Company, and in some cases also Company’s management, violated federal securities laws by overstating Company’s financial and business results, enriching the Company’s controlling owners at the expense of other stockholders, and engaging in improper accounting practices. On April 5, 2016, a lead plaintiff and lead counsel were appointed in the now consolidated New York action. A single consolidated complaint was filed on July 14, 2016 and amended on October 10, 2016. The Plaintiffs have alleged that the Company and certain individual defendants — Kishore Lulla, Jyoti Deshpande, Andrew Heffernan, and Prem Parameswaran — have violated the federal securities laws, specifically Sections 10(b) and 20(a) of the Exchange Act. The amended consolidated complaint has narrowed in scope significantly and does not assert certain claims that had been asserted in prior complaints, including (i) claims arising under Sections 11 and 15 of the Securities Act, (ii) accounting and GAAP allegations, and (iii) claims against certain individual defendants, who are not now named defendants. The remaining claims are primarily focused on whether the Company and individual defendants made material misrepresentations concerning the Company’s film library and materially misstated the usage and functionality of Eros Now. The Company’s most recent motion to dismiss the amended consolidated complaint was filed on November 11, 2016 and its reply brief was filed on January 6, 2017. The Court has not scheduled oral argument or indicated when it will rule on this motion. Given the uncertainty inherent in these matters, based on assessment made after taking appropriate legal advice, the Company does not believe that the ultimate outcome of this matter will be unfavourable. Accordingly, no liability has been recorded in Group’s consolidated financial statements.

ITEM 1A. Risk Factors

See “Risk Factors” and certain updated business and related information regarding the Company and its subsidiaries as set forth under the audited consolidated financial statements and related notes included within our annual report, filed with the U.S. Securities and Exchange Commission on July 31, 2017 for the fiscal year ended March 31, 2017 (the “Annual Report”).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2018	Eros International Plc

	By:	/s/ Prem Parameswaran
Name: Prem Parameswaran
Title: Chief Financial Officer